February 6, 2015

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sharon Blume, Accounting Branch Chief, and Keira Nakada, Senior Staff Accountant

Re:	Salix Pharmaceuticals, Ltd. Item 4.02 Form 8-K Filed January 28, 2015 File No. 000-23265

Dear Ms. Blume and Ms. Nakada:

Salix Pharmaceuticals, Ltd. (the “Company,” “we” or “us”) hereby submits its response to a comment the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 2, 2015 (the “Staff Comment Letter”) with respect to the filing referenced above. The Company’s response is preceded by a reproduction of the Staff’s related comment in the Staff Comment Letter. The Company has filed this response letter on EDGAR under the form label CORRESP, as requested.

Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

1.	Please confirm that you will provide the restatement disclosures required under ASC 250- 10-50 in your 2014 Form 10-K.

Company Response:

In response to the Staff’s comment, the Company intends to provide the restatement disclosures required under ASC 250-10-50 in its Annual Report on Form 10-K for the fiscal year ended December 31, 2014.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answer is responsive to your comment. If you have any questions regarding the response set forth herein or require additional information, please contact me by telephone at (919) 862-1025.

Sincerely,

/s/ Thomas W. D’Alonzo
Thomas W. D’Alonzo
Acting President and Chief Executive Officer

Cc: Christopher T. Cox, Cadwalader, Wickersham & Taft LLP